Giordano, Halleran & Ciesla

A Professional COrporation

Attorneys at law

PHILIP D. FORLENZA, ESQ.	(732) 741-3900
SHAREHOLDER	FAX: (732) 224-6599
ALSO ADMITTED TO PRACTICE IN NY
PFORLENZA@GHCLAW.COM	www.ghclaw.com
DIRECT DIAL: (732) 219-5483

February 22, 2016

Client/Matter No. 19271.1

Securities and Exchange Commission
Division of Corporation Finance

100 “F” Street, Mail Stop 4720

Washington, D.C. 20549

Attention:          Era Anagnosti

Re:         Jensyn Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed February 22, 2016

File No. 333-208159

Dear Ms. Anagnosti:

This letter sets forth the responses of Jensyn Acquisition Corp.’s (the “Company”) to the comments of the Staff of the Division of Corporation Finance set forth in its letter dated February 12, 2016.

The applicable comments and responses are set forth below. The comment numbers correspond to the comment numbers set forth in the Staff’s letter.

Prospectus Summary, page 1

General, page 1

1.	We note your revised disclosure stating that you may extend the 18-month period during which you may consummate an initial business combination transaction up to 24 months, in two 3-month increments. You also state that in order to extend the initial period beyond 18 months, the initial stockholders or their affiliates “must deposit into the trust account $200,000 prior to the applicable deadline for each three month extension.” [emphasis added] Please reconcile this disclosure with your statement that these initial stockholders and their affiliates “are not obligated to fund the trust account to extend the time period” since as stated they represent seemingly contradictory statements. In an appropriate section of the filing, please expand your disclosure to discuss the relevant factors which will be taken in consideration in determining whether or not the parties will seek an extension, and the mechanics of how the extension will be executed, i.e., when notice of intention to extend will be given, disclosure of factors giving rise to an extension, and whether or not the parties will fund the $200,000 and when such contribution when will be, among other factors.

Giordano, Halleran & Ciesla
A Professional Corporation
Attorneys At Law

Securities and Exchange Commission
Division of Corporation Finance

February 22, 2016

Response:	The disclosure under “General” on page 2 and similar disclosure elsewhere in the Prospectus has been revised in response to the above comment. In addition, disclosure has been added on pages 60-61 which sets forth the mechanics related to the execution of an extension and factors which will likely be considered in determining whether to execute an extension.

Exhibits Exhibit 5.1

2.	We note that Section 7.3 of the form of rights agreement filed as Exhibit 4.7 indicates that the rights agreement and the rights will be governed by the laws of the State of New York. Similarly, we note that Section 9.3 of the form of warrant agreement filed as Exhibit 4.5 indicates that the warrant agreement and the warrants will be governed by the laws of the State of New York. However, we note counsel’s statement that it expresses “no opinion as to the laws of any jurisdiction other than (i) the laws of the St ate of New Jersey and (ii) the General Corporation Law of the State of Delaware.” Please have counsel revise its opinion to opine on the law of the jurisdiction governing the rights and the warrants. For guidance, please refer to Section II.B.1.f. of Staff Legal Bulletin 19.

Response:	Exhibit 5.1 has been revised to include a reference to New York law.

Exhibit 10.8

3.	Please tell us whether you intend to file as a separate exhibit the purchase agreement relating to Chardan Capital Markets, LLC’s purchase of the private units in a private placement occurring simultaneously with the consummation of this offering. In this regard, we note that the Form of Private Units Purchase Agreement filed as Exhibit 10.8, to be entered into between the company and Jensyn Capital, LLC, does not include Chardan Capital Markets, LLC as a purchaser of the private units. Please revise and/or advise, as appropriate. Also please ensure that the second paragraph of the Private Units Purchase Agreement references the correct number of private units being purchased by the Purchaser and that Section 8 of the agreement references the correct file number and filing date for the company’s registration statement.

Response:	A form of Private Purchase Unit Purchase Agreement between the Registrant and Chardan Capital Markets, LLC has been filed as Exhibit 10.9. Exhibit 10.9 has been revised to correct the file number and filing date.

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Giordano, Halleran & Ciesla
A Professional Corporation
Attorneys At Law

Securities and Exchange Commission
Division of Corporation Finance

February 22, 2016

If you have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned. Thank you.

Very truly yours,

/s/ Philip D. Forlenza

PHILIP D. FORLENZA

PDF/db
cc:	David Irving
Gus Rodriguez
David Lin
Jeffrey Raymond

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